FIRST QUARTER REPORT MARCH 31, 2004

FINANCIAL HIGHLIGHTS

Unaudited	Three months ended
(Millions, except per share amounts)	Mar. 31, 2004	Mar. 31, 2003
Funds from operations (FFO)	$120	$86
Funds from operations per share - diluted	0.70	0.51
Net income	56	50
Net income per share - diluted	0.30	0.29

Dear Shareholders:

Our focused strategy of investing in high-barrier, high-growth markets, pro-actively leasing to solid tenants, along with disciplined asset and capital management programs, has enabled us to produce consistently strong results.

FINANCIAL RESULTS ON TRACK

Funds from operations (“FFO”) increased 37% to $0.70 per share for the three months ended March 31, 2004, over $0.51 per share during the same period in 2003.

Net income increased $6 million for the three months ended March 31, 2004 to $56 million or $0.30 per share, compared to $50 million or $0.29 per share for 2003.

MAJOR INITIATIVES IN THE FIRST QUARTER

>	Acquired Edison Place, 701 9th Street, N.W., in Washington, D.C. for $167.1 million, including the assumption of $151.6 million of long-term mortgage debt. The 547,000 square foot, 10-story office building was completed in 2001 and is fully occupied by the Potomac Electric Power Company under a 25-year master lease. The transaction marks Brookfield’s second acquisition of a major Class A office building in Washington, D.C., following the purchase of 1625 Eye St., N.W., in December 2003.

>	Refinanced Republic Plaza in Denver with a $170 million ten-year non-recourse mortgage financing at a fixed interest rate of 5.1%, representing a reduction of approximately 400 basis points from the prior fixed-rate mortgage financing.

>	Sold the company’s 20% interest in Gulf Canada Square in Calgary. The sale occurred following the successful renewal of a 400,000 square foot lease with Canadian Pacific Railway Company and marked the completion of the company’s strategy to invest, reposition, and monetize unsurfaced value from this asset, all within a 14-month time frame.

>	Repurchased 650,400 common shares of the company year-to-date at an average price of $29.59 per share. This brings the total number of shares repurchased since the inception of the normal course issuer bid to 11.4 million at an average price of $18.91 per share.

>	Agreed to issue C$200 million of preferred shares with a dividend rate of 5.0% subsequent to quarter-end. The issuance further strengthens the company’s balance sheet and reduces its overall cost of capital. Closing is expected to occur on April 30, 2004.

OPERATING HIGHLIGHTS

Brookfield’s markets are beginning to improve, as evidenced by the absorption of sublease space and modestly declining vacancy rates. At quarter-end, the company had an occupancy rate of 96.7% in its core markets of New York, Boston, Washington, D.C., Toronto and Calgary, and an occupancy rate of 93.9% across the portfolio.

>	Increased current commercial property operating income by $37 million. During the first quarter of 2004, net operating income from current commercial property operations was $179 million, compared with $142 million in 2003. The increase includes the contribution from 300 Madison Avenue in New York and 1625 Eye Street in Washington, D.C., the $16 million net leasing fee realized upon the successful completion of the sublease at 300 Madison Avenue, and an increment of $5 million of straight-line rent due to the change in accounting policy.

>	Leased 1.2 million square feet of space during the first quarter of 2004, approximately five times the amount contractually expiring, including:

     New York

•	a twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center. The transaction will result in a one-time $60 million net gain in the second quarter of 2004 upon the termination of the existing lease on the space which Cadwalader will occupy;

•	a fifteen-year lease renewal with Dow Jones & Company for 151,000 square feet in One World Financial Center; and

•	a ten-year lease renewal with Fleming, Zulack & Williamson for 44,000 square feet in One Liberty Plaza.

     Toronto

•	a five-year renewal with TD Bank for 187,000 square feet at BCE Place, the third of BCE Place’s three anchor tenants to renew in the past twelve months, further reducing the 2005 rollover exposure in this market.

     Minneapolis

•	a ten-year lease with Target for 94,000 square feet at 33 South Sixth Street; and

•	a twelve-year lease with Rider Bennett for 88,000 square feet at 33 South Sixth Street.

BROOKFIELD PROPERTIES CORPORATION

>	Earned $8 million from residential land development operations, an increase of $1 million over the first quarter of 2003, as the housing market across North America remains strong.

DIVIDENDS

The Board of Directors of Brookfield declared a quarterly common share dividend of $0.15 per share, payable on June 30, 2004 to shareholders of record at the close of business on June 1, 2004. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I and J preferred shares were also declared payable on June 30, 2004 to shareholders of record at the close of business on June 15, 2004.

OUTLOOK

As we look to the balance of the year, we expect our pro-active leasing strategy of reaching out to tenants in advance of maturities wherever possible will continue to strengthen our financial results. In addition, we will strive to continue enhancing value for shareholders through the implementation of our solid growth strategy which includes the acquisition of high-quality properties in stable, high-growth markets.

Gordon E. Arnell
Chairman

Richard B. Clark
President & CEO

April 28, 2004

Note: This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This interim report makes reference to “funds from operations” on a total and per share basis. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its business. Shareholders are encouraged to consider both net income and funds from operations in assessing Brookfield’s results.

Q1/2004 INTERIM REPORT

Management’s Discussion and Analysis

INTRODUCTION

The following discussion and analysis is intended to provide readers with an assessment of our performance for the first quarter of the past two years as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which are included on page 13 of this report. Additional information, including the company’s Annual Report and Annual Information Form, are available on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

All figures are expressed in U.S. dollars unless otherwise noted. Brookfield’s financial results are as follows:

	Three months ended March 31
(Millions, except per share amounts)	2004	2003
Total revenue	$326	$295
Funds from operations	120	86
Funds from operations per share - diluted	0.70	0.51
Net income	56	50
Net income per share - diluted	0.30	0.29

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Commercial properties	$6,493	$6,297
Total assets	8,329	8,097
Commercial property debt	4,582	4,537
Capital base	2,977	2,997

COMMERCIAL PROPERTIES

Brookfield’s strategy is to own, develop and manage premier commercial properties in downtown locations of select cities in North America. Brookfield’s portfolio consists of 47 properties and development sites, predominantly office buildings, comprising 45 million square feet of rentable area and development capacity in which Brookfield has ownership interest in 35 million square feet.

The commercial property portfolio is focused in seven North American cities, with New York, Boston, Washington D.C., Toronto and Calgary, comprising 85% of the portfolio on a net operating income basis.

In March 2004, the company completed the purchase of Edison Place, 701 9th Street, N.W. in Washington, D.C for $167.1 million. Located one block from the MCI Center and directly across the street from the National Portrait Gallery and Gallery Place Metro Station, Edison Place measures 547,000 square feet, including 364,000 rentable square feet of office, retail and storage space, and a 183,000 square foot, five-level underground parking garage containing 418 spaces. The 10-story office building was completed in 2001 and is fully occupied by the Potomac Electric Power Company under a 25-year lease. This acquisition accounts for most of the increase in book value of commercial properties from December 31, 2003. A breakdown of the company’s commercial properties by region is as follows:

	Leasable	Brookfield	Mar. 31	Dec. 31
	Area	Owned Interest	2004	2003
Region	(000s Sq. Ft.)	(000s Sq. Ft.)	(Millions)	(Millions)
New York, New York	11,221	9,506	$3,517	$3,531
Boston, Massachusetts	2,163	1,103	331	333
Washington, D.C.	1,118	1,118	330	—
Toronto, Ontario	7,021	4,893	999	928
Calgary, Alberta	6,331	3,166	420	450
Denver, Colorado	3,017	2,811	371	372
Minneapolis, Minnesota	3,008	3,008	400	400
Other	1,275	1,275	125	283

	35,154	26,880	$6,493	$6,297
Office development properties	10,292	8,293	361	349

Total	45,446	35,173	$6,854	$6,646

BROOKFIELD PROPERTIES CORPORATION

DEVELOPMENT PROPERTIES

Development properties increased by $41 million to $725 million as at March 31, 2004 from $684 million at December 31, 2003. The increase is attributable to additional capitalized costs on our commercial development properties and acquisitions by the company’s land development operations. The company capitalized approximately $12 million in the first quarter of 2004 related to the Three World Financial Center project, and will continue to capitalize similar amounts for the remainder of the year. The company expects to transfer this project from development properties to commercial properties by the end of the year. The details of the development property portfolio are as follows:

			Mar. 31, 2004	Dec. 31, 2003
	Buildable Sq. Ft		(Millions)	(Millions)	Change
Commercial developments and infrastructure
Three World Financial Center	1,200,000		$224	$212	$12
Bay-Adelaide Centre	1,800,000		90	90	—
Hudson’s Bay Centre	1,092,000		26	26	—
Other:
Penn Station	2,500,000
BCE Place III	800,000
Republic Plaza	400,000

	3,700,000		21	21	—

	7,792,000	*	361	349	12
Residential development land and infrastructure
Under development			210	210	—
Held for development			154	125	29

Total			$725	$684	$41

*	Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

Although Brookfield is not a speculative developer, the company is a full-service real estate company with in-house development expertise. With approximately 8 million square feet of high-quality, centrally-located development properties in New York and Toronto, the company generally undertakes developments only when the risk-adjusted returns are adequate and significant pre-leasing for at least 50% to 60% of the space has been achieved.

RECEIVABLES AND OTHER

Receivables and other assets decreased to $646 million at March 31, 2004 from $717 million at December 31, 2003. The decrease is primarily related to a deposit on the acquisition of a land lease on one of the company’s commercial properties. The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Receivables and real estate mortgages	$413	$499
Prepaid expenses and other assets	227	212
Non-core real estate assets held for sale	6	6

Total	$646	$717

CASH AND MARKETABLE SECURITIES

Brookfield maintains high levels of liquidity to ensure that it can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities which contribute investment returns, as well as committed lines of credit. To ensure the company maximizes its returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines and invested in shorter term marketable securities, which provide a source of liquidity to fund investment initiatives. Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at cost with a fair value equal to their book value and an average yield of 2.5% which mature over the period of 2005 to 2007. As at March 31, 2004, cash balances totaled $148 million compared to $132 million at December 31, 2003. Marketable securities totaled $317 million at March 31, 2004, an increase of $50 million over $267 million held at December 31, 2003, as excess funds were invested in additional investment-grade corporate bonds.

Q1/2004 INTERIM REPORT

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $4,582 million at March 31, 2004, compared with $4,537 million at December 31, 2003. Commercial property debt at March 31, 2004 had an average interest rate of 6.6% and an average term to maturity of 12 years. Predominantly all of Brookfield’s commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company. Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted Average
(Millions)	Scheduled			Interest Rate at
Year	Amortizations	Maturities	Total	Mar. 31, 2004
Remainder 2004	$103	$121	$224	6.9%
2005	133	60	193	7.3%
2006	144	16	160	7.4%
2007	140	476	616	5.1%
2008	158	116	274	6.8%
2009 and thereafter	—	3,115	3,115	6.6%

Total	$678	$3,904	$4,582	6.6%

During the quarter, the company refinanced Republic Plaza in Denver with a $170 million, ten-year, fixed-rate mortgage at 5.1% interest. This refinancing represents a reduction of approximately 400 basis points from the prior fixed-rate mortgage.

The company’s bank credit facility is in the form of a three-year revolving facility totaling $150 million as at March 31, 2004. This facility’s floating rate has a weighted average interest rate of 2.5% and was drawn in the amount of $50 million as at March 31, 2004.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $717 million at March 31, 2004, compared with $545 million at December 31, 2003. Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company and totaled $310 million at March 31, 2004, compared with $269 million at December 31, 2003. The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Accounts payable	$347	$276
Prepaid lease termination revenue	60	—
Advances
Revolving five-year term facilities	141	119
Other	169	150

Total	$717	$545

FUTURE INCOME TAXES

At March 31, 2004, the company had a future income tax liability of $53 million compared to $18 million at December 31, 2003, an increase of $35 million due to the utilization of tax losses.

INTERESTS OF OTHERS IN PROPERTIES

In addition to 100% owned subsidiaries, Brookfield conducts its commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada and through Brookfield Financial Properties L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of the company’s interests in its New York, Boston and Washington assets. The following table details the components of interests of other shareholders:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
BPO Properties	$37	$72
Brookfield Financial Properties	10	9

Total	$47	$81

BROOKFIELD PROPERTIES CORPORATION

Interests of others in BPO Properties decreased to $37 million at March 31, 2004 from $72 million at December 31, 2003 as a result of the payment of a special dividend during the quarter. The interests of others in Brookfield Financial Properties at March 31, 2004 remains consistent with year-end.

PREFERRED SHARES - SUBSIDIARIES AND CORPORATE

The company and its subsidiaries have approximately $1.0 billion of preferred equity outstanding as at March 31, 2004 – $412 million issued by its consolidated subsidiaries and $586 million issued by Brookfield. This equity represents low cost capital for the company, without dilution to the common equity base.

a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
BPO Properties	$291	$294
100% owned subsidiaries	121	121

Total	$412	$415

Dividends paid on preferred shares issued by subsidiaries are a component of interests of others in properties expense.

b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	Mar. 31, 2004	Dec. 31, 2003
Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series F	8,000,000	6.00%	126	126
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	151	151
Class AAA Series I	8,000,000	5.20%	154	154

Total			$586	$586

Dividends paid on preferred shares issued by the company are accounted for as capital distributions. During the first quarter of 2004, the company paid preferred dividends of $9 million compared with $4 million during the same period of 2003. The increase relates to dividends paid on $415 million of preferred shares issued during 2003 through three offerings with favorable dividend rates averaging 5.4%.

Subsequent to the quarter-end, the company issued 8,000,000 Class AAA Series J preferred shares for total proceeds of C$200 million. Proceeds will be utilized for general corporate purposes including the repayment of corporate debt. See subsequent event disclosure in Note 15 of the company’s consolidated interim financial statements for further discussions.

COMMON SHARES

The company has 156.4 million issued and outstanding common shares. On a fully diluted basis, the company has 160.1 million common shares outstanding, calculated as follows:

	Mar. 31, 2004	Dec. 31, 2003
Common shares outstanding	156,430,603	156,246,701
Unexercised options and warrants	3,624,164	3,306,240

Common shares outstanding - diluted	160,054,767	159,552,941

Common shares repurchased	358,700	5,006,700

The fully diluted book value per common share at March 31, 2004 was $12.52 compared with $12.31 at December 31, 2003. Subsequent to the quarter-end the company repurchased an additional 291,700 shares under its normal course issuer bid, bringing the total number of common shares repurchased year-to-date to 650,400 common shares at an average price of $29.59 per share.

Q1/2004 INTERIM REPORT

RESULTS OF OPERATIONS

Total commercial property operations contributed $179 million of net operating income in 2004, a 19% increase over 2003 net operating income of $150 million. The increase includes the contribution from 300 Madison Avenue in New York and 1625 Eye Street in Washington, D.C., the net leasing fee realized upon the successful completion of the sublease at 300 Madison Avenue, and an increment of $5 million of straight-line rent due to a change in accounting policy. See Note 2 of the consolidated interim financial statements for further discussions.

Net operating income contributed by current commercial properties totaled $179 million in the first quarter of 2004, an increase of 26% over $142 million during the same period in 2003. Total net operating income during the first quarter of 2003 included $8 million of income from the 49% interest in 245 Park Avenue in New York which was subsequently sold in October 2003.

Three months ended March 31 (Millions)	2004	2003
Operating income from current properties	$179	$142
Operating income from properties sold	—	8

Net operating income	$179	$150

COMPONENTS OF NET OPERATING INCOME

The components of total net operating income are as follows:

Three months ended March 31 (Millions)	2004	2003
Rental revenue	$271	$241
Property operating costs	92	91

Net operating income	$179	$150

Net operating income growth is comprised of contractual increases on in-place leases, rental increases achieved on in-place rents when re-leased, lease-up of vacancies, acquisitions, net of dispositions and straight-line rental income. The growth in net operating income in the first quarter over the past two years is as follows:

Three months ended March 31 (Millions)	2004	2003
Net operating income prior to straight-line rental income, prior period	$150	$150
(a) Contractual increases on in-place leases	2	4
(b) Rental increases achieved on in-place rents when re-leased	1	2
(c) Lease-up of vacancies	—	1
(d) Acquisitions, net of dispositions	21	(7)
(e) Straight-line rental income	5	—

Net operating income, end of period	$179	$150

(a) Contractual increases on in-place leases

During the three-month period ended March 31, 2004, net operating income increased $2 million due to contractual increases, compared with $4 million in 2003. Brookfield’s leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The high-credit quality of tenants in the company’s portfolio in general lowers the risk of realizing these increases.

(b) Rental increases achieved on in-place rents when re-leased

During the first quarter of 2004, higher rental rates on the re-leasing of space in the portfolio contributed $1 million of increased net operating income over 2003. At March 31, 2004, average in-place net rents throughout the portfolio increased to $23 per square foot compared with $21 per square foot at March 31, 2003. The first quarter 2004 average market rents was $24 per square foot, consistent with the same period in 2003.

BROOKFIELD PROPERTIES CORPORATION

The following table shows the average in-place rents and estimated current market rents for similar space in each of the company’s markets as at March 31, 2004:

	Gross	Average	Avg. In-place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	2,786	20	$38	$50
Downtown	8,435	10	32	25
Boston, Massachusetts	2,163	6	30	35
Washington, D.C.	1,118	22	30	35
Toronto, Ontario	7,021	7	20	21
Calgary, Alberta	6,331	9	13	15
Denver, Colorado	3,017	4	14	16
Minneapolis, Minnesota	3,008	8	9	13
Other	1,275	8	9	15

Total*	35,154	10	$23	$24

*	Excludes developments.

(c) Lease-up of vacancies

Contribution to net operating income from lease-ups decreased marginally by $1 million in the first quarter of 2004 compared with the same period in 2003. Contributions from vacancy lease-ups was greater in the first quarter of 2003 due to vacancies leased in properties acquired in 2000. Brookfield’s total portfolio occupancy rate at March 31, 2004 decreased marginally to 93.9% from 94.1% at year-end. A summary of current and historical occupancy levels is as follows:

	Mar. 31, 2004		Dec. 31, 2003
	Total	%	Total	%
	(000s Sq. Ft.)	Leased	(000s Sq. Ft.)	Leased
New York, New York	11,221	97.9%	11,262	97.7%
Boston, Massachusetts	2,163	97.7%	2,163	97.7%
Washington, D.C.	1,118	75.8%	—	—
Toronto, Ontario	7,021	95.7%	6,884	96.1%
Calgary, Alberta	6,331	98.0%	7,454	97.6%
Denver, Colorado	3,017	83.5%	3,017	82.9%
Minneapolis, Minnesota	3,008	79.1%	3,008	74.1%
Other	1,275	87.9%	1,851	90.5%

Total*	35,154	93.9%	35,639	94.1%

*	Excludes developments.

(d) Acquisitions, net of dispositions

The value created in Brookfield’s mature commercial properties provides the company with the opportunity to generate additional gains and capital in order to reinvest in other assets at higher returns. The acquisition of properties, net of dispositions, as well as the net leasing fee realized upon the successful completion of the sublease of 800,000 square feet to PricewaterhouseCoopers at 300 Madison Avenue in New York contributed an additional $21 million of net operating income. The sale of properties decreased net operating income by $7 million in the first quarter of 2003.

(e) Straight-line rental income

As a result of adopting CICA section 1100, “Generally Accepted Accounting Principles,” commencing January 1, 2004, the company recognized an additional $5 million of straight-line rental income. This adoption was on a prospective basis, and therefore no adjustments were made to prior periods. See Note 2 to the consolidated interim financial statements for further discussions.

DEVELOPMENT AND RESIDENTIAL OPERATIONS

Development and residential operations contributed $8 million of income for the first quarter of 2004, an increase of $1 million from $7 million in 2003. Our development and residential operations continued to benefit from the low interest rate environment and are on track to exceed the year 2003 results.

Q1/2004 INTERIM REPORT

INTEREST AND OTHER

Interest and other income for the first quarter of 2004 decreased marginally to $14 million compared with $15 million for the same period in 2003.

UNALLOCATED COSTS

Unallocated costs were $81 million for the three months ended March 31, 2004, compared with $86 million in 2003. The amounts are comprised of interest expense, administrative and development expenses and other shareholders’ interests expenses, as follows:

Interest expense

Interest expense decreased 6% to $66 million in the first quarter of 2004, compared with $70 million in 2003. This decrease is primarily a result of the reduction of debt through amortization and the sale of a 49% interest in 245 Park Avenue in New York in October 2003, offset partially by the placement of investment-grade debt on acquisitions.

Administrative and development expenses

Administrative costs for the first quarter of 2004 decreased to $10 million from $11 million in 2003, as the company implemented cost reduction initiatives during the first quarter.

Other shareholders’ interests expenses

Other shareholders’ interests in the income from properties, consolidated in the company’s accounts, consist of earnings attributable to properties represented by the interests not owned by Brookfield in BPO Properties and Brookfield Financial Properties, as well as dividends on preferred shares issued by these and other wholly-owned subsidiaries. These costs remained consistent with 2003.

DEPRECIATION EXPENSES

Depreciation expense was $34 million for the first quarter of 2004, an increase of $16 million over the $18 million incurred for the same period during 2003. The majority of this increase was due to additional depreciation and amortization recognized with the adoption of CICA section 1100 requiring a change to a straight-line basis. See Note 2 to the consolidated interim financial statements for further discussions.

NET INCOME

Brookfield’s net income per share during the first quarter of 2004 increased to $0.30 per diluted share, calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2004	2003
Net income	$56	$50
Preferred share dividends	(9)	(4)

Net income for common shares	$47	$46

Weighted average shares outstanding	157.5	161.4
Net income per share - diluted	$0.30	$0.29

LIQUIDITY AND CAPITAL RESOURCES

Brookfield employs a broad range of financing strategies to facilitate growth and manage financial risk, with particular focus on the overall reduction of the weighted average cost of capital, thereby enhancing returns for common shareholders.

Brookfield’s funds from operations, defined as income from commercial properties prior to non-cash taxes, depreciation and amortization, represents the primary source of liquidity to fund debt service, dividend payments, and recurring capital and leasing costs in the company’s commercial property portfolio. Sufficient cashflows are generated by the company’s properties to service these obligations. In addition, Brookfield’s tax status as a corporation and substantial tax loss pools allow it to reinvest and retain cash generated by operations without incurring cash taxes.

As at March 31, 2004, Brookfield had approximately $415 million (December 31, 2003 – $562 million) of unsecured indebtedness outstanding to Brascan Corporation and its affiliates. In March 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties with a carrying value of $80 million from an affiliate of Brascan Corporation.

Commercial property debt assumed by Brookfield is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured on a 50% to 60% loan to appraised value basis. In addition, in certain circumstances where a building is leased almost exclusively to a high-quality tenant, a higher loan to value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces the company’s equity requirements to finance the property, and as a result, enhances equity returns.

BROOKFIELD PROPERTIES CORPORATION

CONTRACTUAL OBLIGATIONS

The following table presents contractual obligations of the company over the next five years:

		Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Commercial property debt	$4,582	$224	$969	$442	$2,947
Other obligations	310	140	29	—	141

Total obligations	$4,892	$364	$998	$442	$3,088

Other obligations include shareholder advances and debt attributable to the land development operations. See Note 8 of the consolidated interim financial statements for further discussions on other obligations.

FUNDS FROM OPERATIONS

Funds from operations (FFO) is defined as net income, prior to extraordinary items, non-cash items and depreciation and amortization of capital assets. While Brookfield believes that FFO is the most relevant measure to analyze real estate based on the fact that commercial properties generally appreciate rather than depreciate, the company believes that both FFO and net income are relevant measures. The company computes FFO in accordance with the definitions provided by the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”) in Canada and substantially in accordance with the National Association of Real Estate Investment Trusts (“NAREIT”) in the United States. FFO does not represent cash generated from operating activities determined in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States or Canada and should not be considered as an alternative to net income determined in accordance with GAAP.

Brookfield’s strong tenant base and pro-active leasing strategies contributed to an increase in FFO of 37% to $0.70 per share during the first quarter of 2004 compared with $0.51 per share during the same period in 2003.

REAL ESTATE INDUSTRY AND RISKS

Industry risks are unchanged from those discussed in the December 31, 2003 Annual Report. In addition, further discussion on risk factors to consider in evaluating Brookfield can be found in our Annual Information Form. Both resources are posted on the company’s Web site at www.brookfieldproperties.com or on SEDAR’s Web site at www.sedar.com.

DERIVATIVE FINANCIAL INSTRUMENTS

The company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.

SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S. and Canada within the commercial property business and the residential land development business. The commercial markets in which the company operates are primarily New York, Boston, Washington, D.C., Denver and Minneapolis in the U.S., and Toronto and Calgary in Canada. Approximately 75% of the company’s net operating income or 70% of the company’s FFO are derived from the U.S. The company’s residential land development operations are focused on four markets: Calgary, Edmonton and Toronto in Canada and Denver in the U.S. Details of the segmented financial information for the company’s principal areas of business by industry and geographic location are provided in Note 16 of the company’s consolidated interim financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $5 million and additional depreciation of $13 million before any tax effects during the first quarter of 2004.

Effective January 1, 2004, the company adopted CICA handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected

Q1/2004 INTERIM REPORT

from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (AcG 13), a new accounting guideline issued by the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, estimates are required in the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; hedge effectiveness; and fair values for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included in our annual MD&A. The interrelated and complex nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

ADDITIONAL INFORMATION

A supplementary information package with more detailed financial information is posted on Brookfield’s Web site and should be read in conjunction with this Interim Report.

Craig J. Laurie
Senior Vice President and Chief Financial Officer

April 28, 2004

Dividends paid by the company in the first quarter of 2004 and in the past three fiscal years are as follows.

	Mar. 31, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
Common shares(1) (US$)	$0.15	$0.50	$0.40	$0.33
Class A preferred shares (C$)	0.0469	0.1875	0.1875	0.1875
Class AA Series E preferred shares (C$)	0.1915	0.8202	0.7272	1.1009
Class AAA Series A preferred shares (C$)	—	—	1.6521	2.25
Class AAA Series B preferred shares (C$)	—	—	1.6521	2.25
Class AAA Series C preferred shares (C$)	—	1.2356	2.00	2.00
Class AAA Series D preferred shares (C$)	—	1.2356	2.00	2.00
Class AAA Series F preferred shares (C$)	0.3750	1.50	0.3986	—
Class AAA Series G preferred shares (US$)	0.3281	0.7237	—	—
Class AAA Series H preferred shares (C$)	0.3594	0.3033	—	—

(1)	The 2003 common share dividend excludes the distribution of Brookfield Homes.

BROOKFIELD PROPERTIES CORPORATION

Consolidated Financial Statements

Consolidated Balance Sheet

		Mar. 31	Dec. 31
		2004	2003
(US Millions)	Note	Unaudited	Audited
Assets
Commercial properties	3	$6,493	$6,297
Development properties	4	725	684
Receivables and other	5	646	717
Marketable securities	6	317	267
Cash and cash equivalents		148	132

		$8,329	$8,097

Liabilities
Commercial property debt	7	$4,582	$4,537
Accounts payable and other liabilities	8	717	545
Future income tax liability		53	18
Shareholders’ interests
Interests of others in properties	9	47	81
Preferred shares
Subsidiaries	10	412	415
Corporate	10	586	586
Common shares	11	1,932	1,915

		$8,329	$8,097

See accompanying notes to the consolidated interim financial statements.

Consolidated Statement of Retained Earnings

Unaudited	Three months ended March 31
(US Millions)	2004	2003
Retained earnings - beginning of period	$797	$630
Net income	56	50
Shareholder distributions
Preferred share dividends	(9)	(4)
Common share dividends	(23)	(16)
Amount paid in excess of the book value of common shares purchased for cancellation	(7)	—

Retained earnings - end of period	$814	$660

See accompanying notes to the consolidated interim financial statements.

Q1/2004 INTERIM REPORT

Consolidated Statement of Income

Unaudited	Three months ended March 31
(US Millions, except per share amounts)	2004	2003
Total revenue	$326	$295

Net operating income
Commercial property operations
Operating income from current properties	$179	$142
Operating income from properties sold	—	8

Total commercial property operations	179	150

Development and residential operations	8	7
Interest and other	14	15

	201	172

Expenses
Interest	66	70
Administrative and development	10	11
Interests of others in properties	5	5

Income before undernoted	120	86

Depreciation and amortization	34	18
Taxes and other non-cash items	30	18

Net income	$56	$50

Net income per share - basic and diluted	$0.30	$0.29

See accompanying notes to the consolidated interim financial statements.

BROOKFIELD PROPERTIES CORPORATION

Consolidated Statement of Cashflow

Unaudited	Three months ended Mar. 31
(US Millions)	2004	2003
Operating activities
Net income	$56	$50
Depreciation and amortization	34	18
Taxes and other non-cash items	30	18

	120	86

Commercial property tenant improvements	(8)	(6)
Other	185	(29)

Cashflow from operating activities	297	51

Financing activities and capital distributions
Commercial property debt arranged	205	467
Commercial property debt repayments	(291)	(416)
Subordinated note receivable	—	34
Other advances	1	4
Common shares of Brookfield acquired	(11)	(33)
Common shares issued	7	1
Cashflow (distributed to) retained from other shareholders	(33)	2
Preferred share dividends	(9)	(4)
Common share dividends	(23)	(16)

Cashflow (used in) provided from financing activities and capital distributions	(154)	39

Investment activities
Marketable securities	(50)	—
(Acquisitions) dispositions of real estate, net	(60)	4
Development and redevelopment investments	(14)	(52)
Capital expenditures	(3)	(2)

Cashflow used in investing activities	(127)	(50)

Increase in cash resources	16	40
Opening cash and cash equivalents	132	76

Closing cash and cash equivalents	$148	$116

See accompanying notes to the consolidated interim financial statements.

Q1/2004 INTERIM REPORT

Notes to the Consolidated Interim Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

The consolidated interim financial statements are unaudited and follow the accounting policies summarized in the notes to the consolidated annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.

NOTE 2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company adopted CICA handbook section 1100, “Generally Accepted Accounting Principles.” The section establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $5 million and additional depreciation of $13 million before any tax effects during the first quarter of 2004.

Effective January 1, 2004, the company adopted CICA handbook section 3063, “Impairment of Long-Lived Assets.” The section provides that an impairment loss be recognized when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. The adoption of section 3063 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted CICA handbook section 3110, “Asset Retirement Obligations.” The section addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset. The adoption of section 3110 did not have a significant impact on the company’s consolidated interim financial statements.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships,” (AcG 13), a new accounting guideline issued by the CICA addressing identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. Under AcG 13, hedge designation of derivative financial instruments is only allowed if, both at the inception of the hedge and throughout the hedge period, the changes in the fair value or cash flows of the derivative instruments are expected to substantially offset the fair value or cash flows of the underlying asset, liability or anticipated transaction. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The adoption of AcG 13 did not have a significant impact on the company’s consolidated interim financial statements.

BROOKFIELD PROPERTIES CORPORATION

NOTE 3. COMMERCIAL PROPERTIES

A breakdown of commercial properties is as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Commercial properties	$6,974	$6,748
Less: accumulated depreciation	(481)	(451)

Total	$6,493	$6,297

NOTE 4. DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development, and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Commercial developments	$361	$349
Residential development land	364	335

Total	$725	$684

NOTE 5. RECEIVABLES AND OTHER

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Receivables and real estate mortgages	$413	$499
Prepaid expenses and other assets	227	212
Non-core real estate assets held for sale	6	6

Total	$646	$717

NOTE 6. MARKETABLE SECURITIES

Marketable securities are comprised of a portfolio of fixed-rate corporate bonds which are carried at cost with a fair value equal to their book value and an average yield of 2.5% which mature over the period of 2005 to 2007.

NOTE 7. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 87% of the company’s commercial property debt is due after 2006.

	Weighted Average	Principal Repayments						Mar. 31	Dec. 31
	Interest Rate at	Remainder					2009 &	2004	2003
(Millions)	March 31, 2004	2004	2005	2006	2007	2008	Beyond	Total	Total
Commercial property debt	6.6%	$224	$193	$160	$616	$274	$3,115	$4,582	$4,537

Q1/2004 INTERIM REPORT

NOTE 8. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
Accounts payable	$347	$276
Prepaid lease termination revenue	60	—
Advances
Revolving five-year term facilities	141	119
Other	169	150

Total	$717	$545

Advances represent credit facilities which are primarily recourse in nature to subsidiaries of the company.

Advances include a revolving five-year term facility borrowed from a shareholder and bears interest based on the prime rate. This revolving facility is convertible at either party’s option into a fixed-rate financing at 9.75% repayable in 2015. Interest expense in the first quarter of 2004 includes $1 million (2003 – $1 million) relating to these advances.

Other advances are comprised mainly of debt attributable to the land development business of $169 million (2003 – $150 million). The weighted average interest rate on these advances as at March 31, 2004 was 4.1% (2003 - 4.4%). Advances totaling $140 million are due by the end of 2004, and the remaining balances are due prior to 2008.

NOTE 9. INTERESTS OF OTHERS IN PROPERTIES

Interests of others in properties include the amounts of common equity related to other shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
BPO Properties	$37	$72
Brookfield Financial Properties	10	9

Total	$47	$81

NOTE 10. PREFERRED SHARES: SUBSIDIARIES AND CORPORATE

Subsidiaries and corporate preferred shares outstanding are as follows:

a) Subsidiaries

The company’s subsidiaries have the following preferred shares outstanding:

(Millions)	Mar. 31, 2004	Dec. 31, 2003
BPO Properties	$291	$294
100% owned subsidiaries	121	121

Total	$412	$415

Dividends paid on preferred shares issued by subsidiaries are a component of interests of others in properties expense.

BROOKFIELD PROPERTIES CORPORATION

b) Corporate

The company has the following preferred shares outstanding:

	Shares	Cumulative
(Millions except share information)	Outstanding	Dividend Rate	Mar. 31, 2004	Dec. 31, 2003
Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series F	8,000,000	6.00%	126	126
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	151	151
Class AAA Series I	8,000,000	5.20%	154	154

Total			$586	$586

Dividends paid on preferred shares issued by the company are accounted for as capital distributions. During the first quarter of 2004, the company paid preferred dividends of $9 million compared with $4 million during the same period of 2003.

NOTE 11. COMMON SHARES

The company’s common equity is comprised of the following:

(Millions except share information)	Mar. 31, 2004	Dec. 31, 2003
Common shares	$1,088	$1,084
Retained earnings and cumulative translation adjustment*	844	831

Total	$1,932	$1,915

Common shares
Common shares outstanding	156,430,603	156,246,701
Unexercised options and warrants	3,624,164	3,306,240

Common shares outstanding – diluted	160,054,767	159,552,941

*	Includes foreign currency cumulative translation adjustment of $30 million (Dec. 31, 2003 - $34 million).

NOTE 12. STOCK-BASED COMPENSATION

The company accounts for stock options using the fair value market method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

During the first quarter of 2004, the company granted 975,000 stock options under the Share Option Plan with an exercise price of $29.42, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 16.0% volatility, and an interest rate of 4.6%.

NOTE 13. GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale.

Q1/2004 INTERIM REPORT

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments nor do they expect to make any significant payments under such indemnification agreements.

NOTE 14. OTHER INFORMATION

As at March 31, 2004, Brookfield had approximately $415 million (December 31, 2003 – $562 million) of unsecured indebtedness outstanding to Brascan Corporation and its affiliates. In March 2004, the company, based on an agreement signed in 1997, purchased the land lease on one of its Canadian properties for an amount equal to its carrying value of $80 million from an affiliate of Brascan Corporation.

Cash taxes paid for the three months ended March 31, 2004 were $2 million (2003 - $2 million) and cash interest paid totaled $70 million (2003 - $81 million).

NOTE 15. SUBSEQUENT EVENTS

During the quarter, the company entered into a twenty-year lease with Cadwalader, Wickersham & Taft for 460,000 square feet in One World Financial Center in New York. The transaction is expected to result in the recognition of a net gain of approximately $60 million in the second quarter of 2004 upon termination of the existing lease.

In April 2004, the company completed the issuance of C$200 million Class AAA, Series J preferred shares at a dividend rate of 5.0%.

BROOKFIELD PROPERTIES CORPORATION

NOTE 16. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographical location for the three months ended March 31:

	United States		Canada		Total
(Millions)	2004	2003	2004	2003	2004	2003
Commercial property operations
Rental revenues	$196	$179	$75	$62	$271	$241
Expenses	60	66	32	25	92	91

	136	113	43	37	179	150

Development and residential operations
Revenues	2	3	39	36	41	39
Expenses	2	3	31	29	33	32

	—	—	8	7	8	7

Other revenues	5	8	9	7	14	15

Operating income	141	121	60	51	201	172
Interest expense	53	58	13	12	66	70
Administrative and development	5	5	5	6	10	11
Interests of others in properties	1	1	4	4	5	5

Income before undernoted	82	57	38	29	120	86
Depreciation and amortization	23	12	11	6	34	18

Income before unallocated costs	59	45	27	23	86	68
Taxes and other non-cash items					30	18

Net income					$56	$50

Acquisitions (dispositions) of real estate, net	$15	$(4)	$45	$—	$60	$(4)
Commercial property tenant improvements	6	3	2	3	8	6
Development and redevelopment investments	12	50	2	2	14	52
Capital expenditures	2	1	1	1	3	2

	United States		Canada		Total
	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
(Millions)	2004	2003	2004	2003	2004	2003
Assets
Commercial properties	$4,996	$4,842	$1,497	$1,455	$6,493	$6,297
Development properties	401	373	324	311	725	684
Receivables and other	344	334	302	383	646	717
Marketable securities	—	—	317	267	317	267
Cash and cash equivalents	116	101	32	31	148	132

	$5,857	$5,650	$2,472	$2,447	$8,329	$8,097

Q1/2004 INTERIM REPORT

Shareholder Information

Stock Exchange Listings

	Outstanding at March 31, 2004	Symbol	Stock Exchange
Common Shares	156,430,603	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto

Dividend Record and Payment Dates(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last day of March, June, September and December
Class A Preferred Shares
Series A	First day of March and September	15th day of March and September
Series B	First day of March and September	15th day of March and September
Class AA Preferred Shares
Series E	15th day of March, June September and December	Last day of March, June, September and December
Class AAA Preferred Shares
Series F	15th day of March, June September and December	Last day of March, June, September and December
Series G	15th day of March, June September and December	Last day of March, June, September and December
Series H	15th day of March, June September and December	Last day of March, June, September and December
Series I	15th day of March, June September and December	Last day of March, June, September and December
Series J	15th day of March, June September and December	Last day of March, June, September and December

(1) All dividends are subject to declaration by the company’s Board of Directors.

(2) Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

Five Year Common Share Dividend History

(US Dollars)	2000	2001		2002	2003		2004
March 31	$—	$—		$0.10	$2.10	(4)	$0.15
June 30	0.12	0.13		0.10	0.10		0.15
September 30	—	0.10	(3)	0.10	0.15
December 31	0.13	0.10		0.10	0.15

(3)	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment.

(4)	Including the distribution of Brookfield Homes Corporation at a book value of $2.00 per share.

BROOKFIELD PROPERTIES CORPORATION

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 45 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.

Brookfield Properties Corporation

One Liberty Plaza
165 Broadway, 6th Floor
New York, New York 10006
Tel: (212)417-7000
www.brookfieldproperties.com

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal
Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West,
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window
Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Q1/2004 INTERIM REPORT